SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16 OF THE
SECURITIES EXCHANGE ACT OF 1934

FOR NOVEMBER 8, 2002

STET Hellas Telecommunications S.A.
(Exact name of Registrant as specified in its Charter)

STET Hellas Telecommunications S.A.
(Translation of Registrant’s name into English)

66 Kifissias Ave.
Marousi
Athens 151 25
Greece
(Address of Registrant’s principal executive offices)

     Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F  [ x ]     Form 40-F  [  ]

     Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes  [  ]     No  [ x ]

     If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-

Exhibit Index
SIGNATURE
EXHIBIT 99.1

Exhibit Index

Exhibit No.	Description

99.1	Press Release Dated 8 November 2002

SIGNATURE

     Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned, thereto duly authorized.

STET Hellas Telecommunications S.A.

8 November 2002	By:	/s/ Nikolaos Varsakis

Name: Nikolaos Varsakis Title: Chief Executive Officer and Managing Director

EXHIBIT 99.1

Press Release Dated 8 November 2002

NEWS
FOR
INVESTORS

STET Hellas Telecommunications SA

STET HELLAS ANNOUNCES EXTRAORDINARY
GENERAL ASSEMBLY OF SHAREHOLDERS

ATHENS, November 8, 2002 — STET Hellas Telecommunications SA (NASDAQ: STHLY; Amsterdam: STHLS) today announced that an Extraordinary General Assembly of the company’s shareholders will take place on Monday, December 2, 2002, at 11.00 at the company offices in Maroussi (Kifissias Avenue no. 66).

In accordance with Greek law and the statute of the company, the Board of Directors invites the shareholders of the Societe Anonyme under the corporate name STET HELLAS TELECOMMUNICATIONS S.A. to the Extraordinary General Assembly to discuss and resolve on the following issues of the agenda:

AGENDA

1.	Approval of the draft “Share Transfer Agreement” for the acquisition of the entirety of Telesoft Hellas S.A’s shares and appointment of the member(s) of the Board who will sign the “Share Transfer Agreement”.

2.	Approval of the election of the new members of the Board of Directors.

The shareholders who wish to participate in the Extraordinary General Assembly have to deposit their shares with the company or the Deposit and Loans Fund or to any other Bank in Greece and submit the relevant certificates of deposit, as well as any documents of representation, at the company offices, at least five (5) days before the meeting of the Extraordinary General Assembly.

Holders of American Depositary Receipts or Dutch Depositary Receipts who wish to participate in the Extraordinary General Assembly should follow the procedures set forth in the relevant Deposit Agreement.

- END -

Investor Relations:
Rania Bilaaki
Tel: +30 210 615 8585

ir@telestet.gr
www.telestet.gr/en/ir.cfm

_____________________________________________________________________________________
STET Hellas Telecommunications SA (Nasdaq: STHLY; Amsterdam: STHLS) is at the forefront of mobile communications in Europe. To its growing base of more than 2.3 million customers in Greece, the company’s Telestet brand stands for innovative products and services. The company’s majority shareholder is TIM International NV of the Telecom Italia Group (NYSE: TI), and its stock is publicly traded on the Nasdaq and Amsterdam exchanges.